Exhibit 99.(d)(2)(D)(2)

FIRST AMENDMENT TO

AMERICAN BEACON INSTITUTIONAL FUNDS TRUST

INVESTMENT ADVISORY AGREEMENT

This Amendment to the American Beacon Institutional Funds Trust Investment Advisory Agreement (“Amendment”) is effective as of April 1, 2020 by and among American Beacon Institutional Funds Trust, a Delaware Statutory Trust (“Trust”), American Beacon Advisors, Inc., a Delaware Corporation (the “Manager”), and Lazard Asset Management LLC, a Delaware limited liability company (the “Adviser”);

WHEREAS, the Trust, the Manager and the Adviser entered into an Investment Advisory Agreement dated as of March 21, 2017 (the “Agreement”); and

WHEREAS, the parties desire to amend certain provisions of the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.         Amendment to Agreement.

Effective April 1, 2020 Schedule A to the Agreement is deleted in its entirety and replaced with Schedule A attached hereto.

2.         Miscellaneous.

(a)       Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b)       This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Lazard Asset Management LLC:
By:	/s/ Nathan A. Paul
Name: Nathan A. Paul
Title: Chief Business Officer

American Beacon Advisors, Inc.		American Beacon Institutional Funds Trust
By:	/s/ Jeffrey K. Ringdahl	By:	/s/ Gene L. Needles, Jr.
	Jeffrey K. Ringdahl		Gene L. Needles, Jr.
	President and Chief Operating Officer		President

Schedule A

to the

American Beacon Institutional Funds Trust

Investment Advisory Agreement

among

American Beacon Institutional Funds Trust,

American Beacon Advisors, Inc.,

and

Lazard Asset Management LLC

Effective April 1, 2020

American Beacon Institutional Funds Trust (the “Trust”) shall pay compensation to Lazard Asset Management LLC (the “Adviser”) pursuant to Section 4 of the Investment Advisory Agreement among the Trust, American Beacon Advisors, Inc. (the “Manager”) and the Adviser for rendering investment management services with respect to the American Beacon Diversified Fund in accordance with the following annual percentage rates:

0.40% per annum for the first $100 million

0.27% per annum for the next $400 million

0.20% per annum for the next $500 million

0.17% per annum on all excess assets

In calculating the amount of assets under management solely for the purpose of determining the applicable percentage rate, there shall be included all other assets managed by the Adviser in the same strategy on behalf of other clients of the Manager.

If the management of the accounts commences or terminates at any time other than the beginning or end of a calendar quarter, the fee shall be prorated based on the portion of such calendar quarter during which the Agreement was in force.

Dated: ______________ ___, 2020

Lazard Asset Management LLC:
By:
Name: Charles L. Carroll
Title: Deputy Chairman

American Beacon Advisors, Inc.		American Beacon Institutional Funds Trust
By:		By:
	Jeffrey K. Ringdahl		Gene L. Needles, Jr.
	President and Chief Operating Officer		President